UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-24539

Eclipsys Corporation; The NASDAQ Stock Market LLC (NASDAQ Global Select)

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Three Ravinia Drive, Atlanta, Georgia 30346, (404) 847-5000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Rights to purchase one one-thousandth of a share of Series A Junior

Participating Preferred Stock, $.01 par value per share*

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17CFR240.12d2-2(a)(1)

☐	17CFR240.12d2-2(a)(2)

☐	17CFR240.12d2-2(a)(3)

☐	17CFR240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934 Eclipsys Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

May 12, 2008	By	/s/ Robert M. Saman	Assistant General Counsel and Assistant Corporate Secretary
Date		Name	Title

*

The preferred stock purchase rights expired on May 8, 2008, pursuant to the terms of the rights agreement, dated as of July 26, 2000, between Eclipsys and Computershare Trust Company, N.A., a national banking association, as successor rights agent to Equiserve and Fleet National Bank, as amended.